SECURITIE[S AND EXCHANGE COMMI]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-~~01-33382~~
8-40970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baxter Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway, Suite #424
(No. and Street)

Boca Raton, FL 33432
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 29 2004 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald F. Rohe 561-395-2155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coats & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

5200 NW 33rd Avenue, Suite 218 Ft. Lauderdale FL 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald F. Rohe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baxter Financial Corporation, as of April 28, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

DIANE M. SARRO
MY COMMISSION # DD 097379
EXPIRES: April 2, 2006
Bonded Thru Notary Public Underwriters

Notary Public

Signature

Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coats & Associates, P.A.
Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 218
Fort Lauderdale, FL 33309
954-731-0011

Jesse F. Coats, C.P.A.

To the Board of Directors
Baxter Financial Corporation
Boca Raton, Florida

In planning and performing our audit of the financial statements of Baxter Financial Corporation for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures required by Rule 17a-5(g) of the Securities and Exchange Commission. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in Rule 17a-5(g) and to assess whether these practices and procedures can be expected to achieve the Commission's objectives in Rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions objectives.

Coats & Associates, P.A.

Coats & Associates, P.A.
Certified Public Accountants

February 19, 2004
Date

Coats & Associates, P.A.
Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 218
Fort Lauderdale, Florida 33309
Jesse F. Coats, C.P.A. 954-731-0011

April 28, 2004

RE: BAXTER FINANCIAL CORPORATION

To Whom It May Concern:

Our report on the financial statements of Baxter Financial Corporation for the year ended December 31, 2003, was issued on February 19, 2004. The accompanying statement of changes in liabilities subordinated to claims of general creditors was inadvertently omitted from the basic financial statements. There were no subordinated borrowings as of December 31, 2003, and none during the year. The information included in the accompanying report has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jesse F. Coats, C.P.A.

Baxter Financial Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2003

Subordinated borrowings at January 1, 2003	$ -0-
Increases	-0-
Subordinated borrowings at December 31, 2003	$ -0-